06009642

AB 8/4

OMB APPROVAL	
OMB Number:	3235-0511
Expires:	December 31, 1999
Estimated average burden	
Hours per response:	2

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66159

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/05 (MM/DD/YY) AND ENDING 05/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUMMINS FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 EAST 56 STREET, SUITE 1530
(No. and Street)

NEW YORK (City) | NY (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID CUMMINS | (212) 223-0323 (Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE (Address) | POMPANO BEACH (City) | Florida (State) | 33060 (Zip Code)

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 27 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, David Cummins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cummins Financial Corporation, as of May 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___

Signature

President
Title

HEIDI PRITCHARD
Notary Public, State of New **York**
No. 01PR6005976
Qualified in New York County
Commission Expires 4/20/10

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

CUMMINS FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2006
AND
INDEPENDENT AUDITORS' REPORT

CUMMINS FINANCIAL CORPORATION

TABLE OF CONTENTS

Ahearn
Jasco +
Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cummins Financial Corporation

We have audited the accompanying statement of financial condition of Cummins Financial Corporation (the "Company") as of May 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cummins Financial Corporation as of May 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Ahearn Jasco + Company, P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
July 12, 2006

CUMMINS FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2006

ASSETS

Cash and cash equivalents	$	8,851
Cash on deposit with clearing organization		50,000
Commissions receivable		7,835
Securities owned, at market value		5
Prepaid expenses and other assets		11,293
Office equipment, net of accumulated depreciation of $7,078		4,914
TOTAL	$	82,898

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Capital leases	$	6,377
Accounts payable and accrued expenses		8,423
Credit line		27,714
TOTAL LIABILITIES		42,514
STOCKHOLDER'S EQUITY:		
Common stock, no par value; 200 shares authorized, issued, and outstanding		282,076
Deficit		(241,692)
STOCKHOLDER'S EQUITY, net		40,384
TOTAL	$	82,898

The accompanying notes should be read with this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Cummins Financial Corporation (the "Company") was incorporated in the State of New York on June 20, 2003 and operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers ("NASD").

The Company received approval from the NASD on April 19, 2004 to operate as a fully-disclosed broker/dealer and commenced revenue operations in early 2005. The Company has had limited sources of revenue from inception through May 31, 2006 and has an accumulated deficit of $241,692 at May 31, 2006. The Company is currently attempting to expand its client base, become license in additional states, and generate sufficient revenue. Should the Company continue to experience operating losses during the year ended May 31, 2007, it will be necessary to raise additional funds from its shareholder and/or lenders in order to continue as a going concern and maintain the Company's required net capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

The Company manages its customer accounts through RBC Dain Correspondent Services ("RBC Dain") on a fully disclosed basis. RBC Dain provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Office Equipment

Office equipment is recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line and accelerated methods. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

Cash and Cash Equivalents

Cash and cash equivalents (excluding cash on deposit with RBC Dain) include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

Fair Value of Financial Instruments

Cash, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments. The fair market value of the capital lease obligations are approximately the same as the recorded value since their terms are similar to current market rates and terms.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of May 31, 2006, the Company had net capital of $24,110, which was $19,110 in excess of its required net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of 1.69 to 1, based on an aggregated indebtedness of $40,643 as of May 31, 2006.

NOTE 3. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased consist of marketable trading and investment securities at quoted market values. These securities consisted of corporate stocks as of May 31, 2006.

NOTE 4. OFFICE EQUIPMENT

Office equipment consists of the following as of May 31, 2006:

Computer equipment	$ 9,858
Telephone equipment	2,134
Total cost	11,992
Less: Accumulated depreciation	7,078
Property and equipment, net	$ 4,914

NOTE 6. CAPITAL LEASES OBLIGATION

In January 2004 and 2005, certain office equipment was acquired under the provisions of long-term leases, and the Company has capitalized the minimum lease payments. The lease payments are for four years. As of May 31, 2006, the leased equipment has a recorded cost of $9,858 and total accumulated amortization of $6,083.

Future minimum lease payments under the capital leases and the net present value of the future minimum lease payments subsequent to May 31, 2006 are as follows:

2007	$ 3,613
2008	2,985
2009	1,441
Total minimum lease payments	8,039
Less amount representing interest	1,662
Present value of net minimum lease payment	$ 6,377

NOTE 8. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to May 31, 2006.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers' obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.